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                                                                    EXHIBIT 99.3
                                                           [English Translation]


OTHERS (FAIR DISCLOSURE)

1.   TYPE OF INFORMATION :
Press release on Hanaro Telecom's launch of commercial < IP Video Phone > service

2.   DETAILS OF THE SERVICE:
o Targets the subscribers of hanafos, the Company's broadband Internet service, residing at apartment complexes in 33 cities and counties across the nation
o    Basic monthly fee - KRW 3,000, service charge - KRW 90 / 3 min.
o To develop and provide value-added services such as remote medical/ educational/ legal services
o    Date of service launch - October 8, 2004

< IP Video Phone > realizes face-to-face communication by transmitting voice and video data signals through broadband Internet (xDSL) between a caller and a receiver. Unlike the video call that is serviced through the existing telephone or mobile network, IP phone uses broadband network (xDSL), thereby providing uninterrupted high quality images.

The Company will provide the new service under the name of < Digital Video
Phone >, of which basic monthly fee is KRW 3,000 and service charge, KRW 90 per every 3 minutes for both local and domestic long-distance calls. When only voice call service is subscribed, service charge is KRW 39/ 3 minutes for local and domestic long-distance calls.
Furthermore, to improve customer satisfaction, the Company offers video phones at prices that are 20% to 30% lower than usual retail prices. But the terminals could be purchased directly by customers not from the Company.
Senior Vice President Min Kyung-yu, who heads the Company's Telephony Business Unit said, "Based on the newly launched < Digital Video Phone > service, Hanaro Telecom would actively contribute to boosting public welfare by introducing various value-added services in the future such as # remote medical service that allows people to consult with a doctor without going to the hospital # remote learning, including one-on-one English conversation lesson and video lecture # remote control service # remote legal consultation and so forth.

- This disclosure contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to Hanaro Telecom's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in Hanaro Telecom's securities. Hanaro Telecom does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements. -